SECURITIES AND EXCHANGE COMMISSION
           Washington, D.C. 20549


                SCHEDULE 13D

 Under the Securities Exchange Act of 1934
              (Amendment No 1)

             Market Guide, Inc.
              (Name of Issuer)

       Common Stock, $0.001 par value
       (Title of class of securities)

                570565-20-0
               (CUSIP number)

            Mr. Jerome Kahn, Jr.
     c/o William Harris Investors, Inc.
     2 North LaSalle Street, Suite 400
          Chicago, Illinois 60602
               (312) 621-0647
(Name, address and telephone number of persons authorized to receive notices and communications)

              February 6, 1998
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
           following box  [   ].

Check the following box if a fee is being paid with  the statement [    ].

       (continued on following pages)
1 Name of Reporting Persons
  SS or IRS Identification Nos of Above Persons
  Irving B. Harris, acting as chairman of the Harris Foundation and as president of sponsoring employer of the William Harris & Co
  Employee Profit Sharing Trust ("WHCoPST")

2 Check the Appropriate Box if a Member of a Group
  (a) [      ]
  (b) [ X  ]
3 SEC Use Only

4 Source of Funds
       PF

5 Check Box if Disclosure of Legal Proceedings is Required Pursuant
  to Item 2(d) or 2(e)
  [      ]

6 Citizenship or Place of Organization
  USA

Number of Shares Beneficially Owned by each Reporting Person with:

7 Sole Voting Power
  None

8 Shared Voting Power
  None

9 Sole Dispositive Power
  None

10 Shared Dispositive Power
  196,666

11 Aggregate Amount Beneficially Owned by Each Reporting Person
  196,666

12 Check Box if the Aggregate Amount in Row (11) Excludes Certain
   Shares
  [      ]

13 Percent of Class Represented by Amount in Row (11)
  4.17%

14 Type of Reporting Person
  IN
1 Name of Reporting Persons
  SS or IRS Identification Nos of Above Persons
  Jerome Kahn, Jr., acting as trustee of the WHCoPST, managing agent of Couderay Partners, administrative officer of the Harris Foundation and as president and portfolio manager of William
  Harris Investors, Inc. ("WHI"), investment advisor to the aforementioned accounts.

2 Check the Appropriate Box if a Member of a Group
  (a) [      ]
  (b) [ X  ]
3 SEC Use Only

4 Source of Funds
       PF

5 Check Box if Disclosure of Legal Proceedings is Required Pursuant
  to Item 2(d) or 2(e)
  [      ]

6 Citizenship or Place of Organization
  USA

Number of Shares Beneficially Owned by each Reporting Person with:

7 Sole Voting Power
  None

8 Shared Voting Power
  None

9 Sole Dispositive Power
  None

10 Shared Dispositive Power
  294,999

11 Aggregate Amount Beneficially Owned by Each Reporting Person
  294,999

12 Check Box if the Aggregate Amount in Row (11) Excludes Certain
   Shares
  [      ]

13 Percent of Class Represented by Amount in Row (11)
  6.25%

14 Type of Reporting Person
  IN
Item 1. Security and Issuer

      This statement relates to the common stock, par value $0.001 per share (the "Common Stock") of Market Guide, Inc. (the
"Company"), a New York corporation, that has its principal executive offices at P.O. Box 7200, 2001 Marcus Avenue, Suite S200, Lake
Success, New York 11042-1011.


Item 2. Identity and Background

      (a), (b) and (c): This statement is filed by Irving B. Harris and Jerome Kahn, Jr. in their capacities listed on pages 1 and 2 of this
Schedule 13D filing in connection with the beneficial ownership by the Reporting Persons, as defined below, of 196,666 and 294,999 shares, respectively of Common Stock. Such individuals are sometimes referred to as the "Reporting Person(s)".

      Irving B. Harris' business address is 2 North LaSalle Street,
Suite 400, Chicago, Illinois 60602 and his principal occupation is Chairman of the Executive Committee and Director of Pittway
Corporation, 200 South Wacker Drive, Suite 700, Chicago, Illinois
60606, a multi-product manufacturer and publisher, Chairman of William Harris Investors, Inc., a Delaware corporation whose principal business is that of an investment advisor registered under Section 203 of the Investment Advisers Act of 1940, and Chairman of the Harris Foundation, a 501(c)(3) Minnesota non-profit corporation, the purpose of which is to promote health-care research and education and which is located at 2 North LaSalle Street, Suite 400, Chicago, Illinois 60602.

      Jerome Kahn, Jr.'s business address is 2 North LaSalle Street, Suite 400, Chicago, Illinois 60602 and his principal occupation is President of William Harris Investors, Inc. (as above).

      The Reporting Persons may be deemed to be a "group" within the meaning of Rule 13d-5 promulgated under the Securities Exchange Act of 1934.

      (d): During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e): During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

      (f):  The Reporting Persons are citizens of the United States.


Item 3. Source and Amount of Funds or Other Consideration

      The transaction which is the subject of this amendment is the sale of shares of the Company pursuant to the agreement attached hereto as Exhibit A.


Item 4. Purpose of Transaction

      This amendment does not relate to the purchase or acquisition of any shares of the Company and is therefore inapplicable.

Item 5. Interest in Securities of the Issuer

      (a) The Reporting Persons may be considered to have beneficial ownership within the meaning of section 13(d) of the Securities Exchange Act, each in an aggregate of 196,666 shares of Common Stock or 4.17% for Mr. Harris in the capacity shown in Item 1 of the facing page and 294,999 shares of Common Stock or 6.25% for Mr. Kahn in the capacity shown in Item 1 of the facing page of the outstanding shares. Also see Item 5(b).

      (b)
                                           Beneficially Owned By
                                              Reporting Person
                                                 See Item 2
                              Common
Investor (1)                   Stock       Mr. Harris     Mr. Kahn

Couderay Partners             98,333            - - -       98,333 xd
(see below)
Harris Foundation             50,000           50,000 xd    50,000 xd
(see Item 2 and see below)
WHI Client Account            50,000            - - -        - - -
(see below)
WH&Co PST                    146,666          146,666 xd   146,666 xd
(see below)

Total Common Stock Beneficially Owned:        196,666      294,999

Total 13D Shares Outstanding:               4,718,171    4,718,171

Total Beneficially Owned:                        4.17%        6.25%


               Dispositive Power:
                                 Sole # (sd)     None         None
                                 Sole %          None         None
                                Shared# (xd)  196,666      294,999
                                Shared%          4.17%        6.25%

                    Voting Power:  See Item 6 and Exhibit A.

(1) Entities that have the pecuniary interests in the Common Stock reported herein.

      Couderay Partners, a partnership composed of grandchildren and great-grandchildren of and numerous trusts for the benefit of grandchildren and great-grandchildren of Irving B. Harris. Mr. Kahn is the managing agent.

      Harris Foundation; Mr. Harris is the chairman and Mr. Kahn is the executive assistant (administrative officer).
      WHI Client Account; an account beneficially owned by an advisory client of William Harris Investors, Inc.. Neither Mr. Harris nor Mr. Kahn have any beneficial ownership over this account.

      William Harris & Co. Employee Profit Sharing Trust
("WH&Co PST") is a retirement plan in which Mr. Harris has an approximate 55.45% beneficial interest. William Harris & Co., the plan sponsor, is a holding company of which Mr. Harris is the sole shareholder, the president and a director. Mr. Kahn is a trustee.

      Each of the persons named above is a citizen or entity of the United States.

      Unless otherwise noted, the address of each of the foregoing persons is c/o William Harris Investors, Inc., 2 North LaSalle Street, Suite 400, Chicago, IL, 60602.

      Each Reporting Person disclaims beneficial ownership of shares of Common Stock owned solely by other Reporting Persons and disclaims participation in a group with such other persons for all purposes other than the reporting obligations under Section 13 of the Securities Exchange Act of 1934.


      (c) The following sales were made by or for the accounts named in Item 5(b) in a private transaction (see Exhibit A) during the past 60 days:

Date      Account               No of Shares        Price/Share
2/6/98    Couderay Partners           50,000           $3.00
2/6/98    Harris Foundation            7,500           $3.00
2/6/98    WHI Client Account           7,500           $3.00
2/6/98    WH&Co PST                   85,000           $3.00

      (d) To the knowledge of the Reporting Persons, no person other than the persons named in Item 5(b), and beneficiaries of certain of the persons (none of which is a beneficial owner of five percent of the outstanding shares), has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares attributed to such person or entity.

      (e) As of February 6, 1998 Mr. Harris ceased to be the beneficial owner of more than five percent of the Company's Common Stock.


Item 6. Contracts, Arrangements, Understandings or
        Relationships with Respect to Securities of the Issuer

      Apart from the assignment of power over voting to Mr. Mark
B. Burka, a director of the Company (see attached Exhibit A), and power of disposition of shares indicated in Item 5(b) among the accounts listed in Item 5(b) and information in Item 4, Mr. Harris and Mr. Kahn and the accounts listed in Item 5(b) have no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profit or loss.


Item 7. Material to be Filed as Exhibits

      Exhibit A (Item 6): Stock purchase and voting proxy between William Harris Investors, Inc. and Mr. Mark B. Burka, a director of the Company.
Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 1998



/s/ Irving B. Harris
Irving B. Harris
Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 1998



/s/ Jerome Kahn, Jr.
Jerome Kahn, Jr.